BP 3/27

SECURITIES [barcode] 08029858
W

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66083 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optiver US, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 5440
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Paglinco 312-577-1800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia Avenue, Suite 200 (Address) Orland Park (City) IL (State) 60462 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 24 2008
Washington, DC
100

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Bastiaan Van Kempen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optiver US, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
THERESA L PERILLO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/29/11

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**OPTIVER US LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2007**

**OPTIVER US LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2007**

**CONTENTS**

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

*Certified Public Accountants/*
*Business and Personal Consultants*

To the Member of
Optiver US LLC
Chicago, Illinois

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Optiver US LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Optiver US LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

March 10, 2008
Orland Park, Illinois



14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

**OPTIVER US LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2007**

## ASSETS

| | |
|---|---|
| Cash | $ 146,428 |
| Certificates of deposit | 668,108 |
| Receivables from brokers-dealers and futures commission merchants | 174,056,427 |
| Receivables, other | 183,756 |
| Securities owned and long options, at market | 187,403,957 |
| Prepaid expenses and other | 116,594 |
| Equipment and leasehold improvements, less accumulated depreciation of $2,280,640 | 6,417,079 |
| Exchange stock held for membership purpose, at cost (market value $8,232,515) | 6,026,837 |
| Memberships in exchanges, at cost (market value $5,751,000) | 2,924,949 |
| Total assets | $ 377,944,135 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 8,303,407 |
| Payable to broker-dealers and futures commission merchants | 346,288 |
| Securities sold not yet purchased and options sold, at market | 289,528,154 |
| Due to affiliate | 846,567 |
| Total liabilities | 299,024,416 |
| Members's equity | 78,919,719 |
| Total liabilities and member's equity | $ 377,944,135 |

See notes to statement of financial condition.

OPTIVER US LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Optiver US, LLC was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. The business of the Company is primarily to engage as a market maker and a trader in stocks, stock options, futures and options on futures listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various stock options and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and commodity futures commission merchants.

### Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

### Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

### Depreciation

Furniture, equipment and leasehold improvements are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets or the term of the lease.

### Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2007.

### Income Taxes

The Company is treated as a partnership for income tax purposes and does not incur income taxes. As a result, the statement of financial condition does not reflect a liability for income taxes.

## NOTE 2. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2007, equipment and leasehold improvements were comprised of the following:

| | |
|---|---|
| Computers, software and furniture | $ 4,237,229 |
| Leasehold improvements | 4,460,490 |
| Less accumulated depreciation and amortization | (2,280,640) |
| Total | $ 6,417,079 |

## NOTE 3. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, are stated at quoted market values and are comprised of the following:

| | Owned | Sold, not yet purchased |
|---|---|---|
| Equities | $ 21,197,651 | $ 107,884,847 |
| Options | 166,206,306 | 181,643,307 |
| Total | $ 187,403,957 | $ 289,528,154 |

## NOTE 4. RETIREMENT PLAN

The Company has a qualified defined contribution plan for eligible employees. Annual contributions are made at the discretion of the Board of Directors. All employees are eligible to participate after meeting age and length of service requirements. During the year ended December 31, 2007, the Company made a contribution to the plan of $118,218.

## NOTE 5. CONTINGENCIES

The Company is being investigated by the Commodity Futures Trading Commission and the New York Mercantile Exchange with respect to potential manipulation in trading energy contracts during a two month period in early 2007. At present the investigations have not resulted in any formal charges. The amount of liability, if any, from the investigations cannot be determined with certainty; however, management is of the opinion that there is a valid defense and will not incur any adverse findings. Due to the uncertainties of the investigation process, it is at least reasonably possible that management's estimate of the outcome will change within the next year.

## NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2007, the Company had net capital of $20,330,267, which was $19,697,183 greater than its required net capital of $633,084. The Company's net capital ratio was 0.467 to 1.00.

## NOTE 7. COMMITMENTS

The Company leases office space under operating leases expiring in June, 2008. The leases provide for an annual base rental plus the Company's share of increases in building operating and maintenance expenses. Rent expense under these leases for the year ended December 31, 2007 was $199,139.

The Company has entered into a ten year lease agreement for office space under an operating lease expiring in April 2018. The lease allows for a free rent period during the first eight months.

Future minimum lease payments under this lease are as follows:

| | | |
|---|---|---|
| 2008 | $ | 138,958 |
| 2009 | | 381,013 |
| 2010 | | 392,833 |
| 2011 | | 404,673 |
| 2012 | | 416,535 |
| Thereafter | | 2,421,449 |
| Total | $ | 4,155,461 |

The Company has a commitment of an additional $4,113,417 payable to a contractor for completion of leasehold improvements for the new office space.

## NOTE 8. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILEGES

The Company's Operating Agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the Company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

## NOTE 9. DUE TO AFFILIATE

Due to affiliate consists of non-interest bearing advances received from an entity affiliated with the Company through common ownership. The advances are uncollateralized and due on demand.

## NOTE 10. FINANCIAL INSTRUMENTS

*Accounting Policies*

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income and member's equity as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The unrealized gains for delayed-delivery generally are recorded in the statement of financial condition net of unrealized losses by the counterparty.

*Financial Instruments with Off-Balance-Sheet Risk*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the

security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options and swaps is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

***Derivative Financial Instruments Used for Purposes Other than Trading***

The Company enters into derivative contracts to economically hedge exposures or to modify the characteristics of financial instruments or transactions.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition. Unrealized gains or losses on such derivative contracts are recognized in the statement of income and member's equity currently as trading revenues.

***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 11. GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

***Derivative Contracts***

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee

under FIN 45. Derivatives that meet the FIN 45 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

*Exchange Member Guarantees*

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.



END